UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                             Investors Bancorp, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46146P 10 2
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                                 (CUSIP Number)


                              John J. Gorman, Esq.
                          Luse Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2000

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            (Name, Address, Telephone number of Person Authorized to
                      Receive Notices and Communications)


                                  June 16, 2008
                                  -------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.




                         (Continued on following pages)
                                Page 1 of 6 Pages

 CUSIP NO.        46146P 10 2                        13D       Page 2 of 6 Pages


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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Investors Bancorp, MHC        EIN:  22-3493933
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [ ]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS

   OO
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR
   2(e)

   Not Applicable
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   New Jersey
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7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING
   POWER

   64,844,373
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8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
   VOTING POWER

   -0-
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9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   DISPOSITIVE POWER

   64,844,373
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    DISPOSITIVE POWER

    -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    64,844,373
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]

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
CUSIP NO.        46146P 10 2                        13D       Page 3 of 6 Pages

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.33%

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14. TYPE OF REPORTING PERSON

    HC

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Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, par value $0.01 per share ("Common Stock"), of Investors Bancorp, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 101 JFK Parkway, Short Hills, New Jersey 07078.

Item 2.  Identity and Background
--------------------------------

     This Schedule is filed on behalf of Investors Bancorp, MHC, a New Jersey chartered mutual holding company (the "Company"). The Company's principal business is the ownership of the majority of the Issuer's shares of Common Stock. The business address of the Company is 101 JFK Parkway, Short Hills, New Jersey 07078.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors and Executive Officers


      Name                                                   Occupation
----------------------------------------------------------------------------------------------------------------------------------
Robert M. Cashill               Retired
Kevin Cummings                  President and Chief Executive Officer of the Company
Doreen R. Byrnes                Retired
Domenick A. Cama                Executive Vice President and Chief Operating Officer of the Company
Thomas Splaine, Jr.             Senior Vice President and Chief Financial Officer of the Company
Brian D. Dittenhafer            Chairman of MBD Management Company
Patrick J. Grant                Retired; Chairman of the Board of Directors of the Company
John A. Kirkpatrick             Retired
Vincent D. Manahan III          Attorney
Joseph H. Shepard III           Retired
Rose Sigler                     Retired
Stephen J. Szabatin             Retired
Richard Petroski                Retired
----------------------------------------------------------------------------------------------------------------------------------

(d) During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP NO.        46146P 10 2                        13D       Page 4 of 6 Pages

(f)       All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The Issuer was formed in 1997 for the purpose of becoming the stock holding company of Investors Savings Bank (the "Bank") and the Company was formed in 1997 for the purpose of becoming the mutual holding company parent of the Issuer. On October 11, 2005 and pursuant to the Issuer's Stock Issuance Plan (the "Plan"), 63,099,781 shares of Common Stock were issued to the Company, 1,548,813 shares of Common Stock were issued to Investors Savings Bank Charitable Foundation, and 51,627,094 shares of Common Stock were sold to depositors and the tax-qualified employee stock benefit plans of the Bank (the "Stock Offering"). On June 16, 2008, the Issuer issued 1,744,592 shares of Issuer common stock to the Company based on the Appraised Valuation of Summit Federal Bankshares, MHC ("Summit MHC") in connection with Issuer's acquisition of Summit MHC, Summit Federal Bankshares, Inc. (Summit Bankshares") and Summit Federal Savings Bank ("Summit Federal"), as described below.

Item 4.  Purpose of Transaction
-------------------------------

     On August 3, 2007, the Company and Summit MHC entered into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the Merger Agreement, effective June 6, 2008, Summit MHC was merged into the Company, with the Company surviving, and immediately thereafter, Summit Bankshares was merged into the Issuer, with the Issuer surviving, and Summit Federal was merged into the Bank, with the Bank surviving (collectively, the MHC Merger, the Holding Company Merger and the Bank Merger are referred to as the "Merger").

     Pursuant to the Merger Agreement, upon completion of the Merger, the Issuer issued to the Company a number of shares of Issuer's common stock to reflect the value of Summit MHC that was transferred, on behalf of Summit Federal depositors, to the Company. The number of Issuer shares that were issued to the Company equaled (i) the Appraised Valuation of Summit, divided by (ii) the average of the closing sales price of a share of Issuer's common stock, as reported on Nasdaq stock market, for the twenty (20) consecutive trading days ending on the second trading day preceding the date as of which the shares were issued.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     a. Upon completion of the issuance of the 1,744,592 shares of Issuer common stock to the Company, as of June 16, 2008, the Company directly and beneficially owned 64,844,373 shares of the Issuer's Common Stock, which represented 59.33% of the issued and outstanding shares of Common Stock on such date.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

CUSIP NO.        46146P 10 2                        13D       Page 5 of 6 Pages

     c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of June 16, 2008, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     As of the date of this Schedule, neither the Company nor any of the Insiders are a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

CUSIP NO.        46146P 10 2                        13D       Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                       INVESTORS BANCORP, MHC


                                       By: /s/ Kevin Cummings
                                           ------------------------------
                                           Kevin Cummings
                                           President and Chief Executive Officer


Date: June 25, 2008